UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40405

JIUZI HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Results of the 2023 Extraordinary General Meeting

Jiuzi Holdings, Inc., a Cayman Islands company (the “Company”) held its 2023 extraordinary general meeting of shareholders (the “Meeting”) at 10:00 a.m. EST, on November 30, 2023, at No.168 Qianjiang Nongchang Gengwen Road, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province, People’s Republic of China. Holders of a total of 1,564,581 ordinary shares, out of a total of 4,065,609 ordinary shares issued and outstanding and entitled to vote at the Meeting and therefore constituting a quorum of more than a third of the shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of October 20, 2023. Each ordinary share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Authorised Share Increase

To approve by an ordinary resolution that the current authorised share capital of the Company be increased from US$150,000.00 divided into 8,333,333 ordinary shares with a par value of US$0.018 each to US$150,000.00 divided into 1,000,000,000 ordinary shares with a par value of US$0.00015 each, and subject to the restrictions provided in the articles of association of the Company (the “Authorised Share Increase”).

For	Against	Abstain	Total

1,424,679	137,919	1,983	1,564,581

2.	Disposition

To approve by a special resolution the proposed sale of our subsidiary, Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. to Mr. Shuibo Zhang, the current Chairman of the Board of Directors, for a purchase price of US$6,000 (the “Disposition”).

For	Against	Abstain	Total

1,424,679	131,115	3,130	1,564,581

3.	M&AA Amendment

Subject to shareholders’ approval of Proposal 1, to approve and adopt as a special resolution the Third Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&AA”), filed hereto as Exhibit 99.1, to reflect the increase of authorised shares (the “M&AA Amendment”), and that the Amended M&AA be and hereby are, approved and adopted with immediate effect in substitution for the current Amended and Restated Memorandum and Articles of Association (the “Current M&AA”).

For	Against	Abstain	Total

1,432,383	129,776	2,422	1,564,581

4.	Private Placement

Subject to shareholders’ approval of Proposal 1, to ratify and approve as an ordinary resolution the issuance of 113,636,360 units, each unit consisting of one ordinary share and a warrant to purchase three ordinary shares, pursuant to certain securities purchase agreement (the “Securities Purchase Agreement”) dated October 20, 2023 in a private placement to certain “non-U.S. Persons” as defined in Regulation S (the “Private Placement”).

For	Against	Abstain	Total

1,431,959	130,331	2,291	1,564,581

Exhibits.

Exhibit No.	Description
99.1	Amended and Restated Memorandum & Articles of Association of Jiuzi Holdings Inc.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings, Inc.

Date: December 4, 2023	By:	/s/ Tao Li
Tao Li Chief Executive Officer

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